Exhibit 99.1

For Immediate Release	August 8, 2007

Canadian Superior Proceeding Full Steam Ahead on “Victory” Well In Trinidad

CALGARY, ALBERTA, CANADA—(CCNMatthews – August 8, 2007) - Canadian Superior Energy Inc. (“Canadian Superior”) (TSX:SNG)(AMEX:SNG), the Operator of Block 5(c), offshore Trinidad, and its financial partner Challenger Energy Corp. (“Challenger”) (TSX.V:CHQ)(AMEX:CHQ), jointly announced today, that the “Victory” well has reached a total depth of 6,711 feet (sub-sea) at 06:00 (EDT) August 8, 2007 and drilling is proceeding full steam ahead and the well is about to commence evaluating several potential prospective natural gas horizons.

Speaking in Calgary today, Mike Coolen, Canadian Superior’s Chief Executive Officer, said,” We are all very pleased to be at this point in the drilling of this exploration well on the ‘Victory’ prospect.  The drilling of this high risk high reward prospect in one of the most coveted basins in the world today is very exciting and may have a significant impact on our company.  We and our financial partner, Challenger Energy Corp., look forward to drilling into the potential prospective natural gas horizons in the ‘Victory’ well over the next few weeks.”

A summary of drilling operations to date has been provided on www.chaenergy.ca at the link “Geological Prognosis ‘Victory – 1’ Well and Daily Drilling Depth”.  Further reporting on the status of this well will be done by Press Release as we are about to commence drilling into potential prospective natural gas horizons.  Canadian Superior and Challenger have routinely provided updates on the drilling; however, due to the competitive nature of the information upcoming in the well, further day to day updates to the websites will not be made available, other than in Press Releases; particularly considering the exploration nature of the well, and the feeling by both managements of the companies of the undervalued nature of their stocks.

Confidential Status will be maintained until further notice.

Drilling is being conducted on the “Intrepid” Block 5(c) by the Kan Tan IV semi-submersible drilling rig, owned by SINOPEC, the 3rd largest company in China. The “Victory” well has been drilling for 45 days and is currently drilling at a total depth of approximately 6,700 feet (sub-sea).  The ‘Victory” well is the first of three (3) back-to-back exploration wells, on three (3) separate and distinct large natural gas prospects, “Victory”, “Bounty” and “Endeavour”, approximately 60 miles off the east coast of Trinidad, on Canadian Superior’s “Intrepid Block 5(c).  It will take approximately another 40 to 50 days to reach the targeted total depth for the well, with the potential to evaluate up to 8 potentially prospective natural gas horizons.  Together, the three (3) wells will evaluate three (3) separate large natural gas prospects, each with multi-TCF potential for undiscovered natural gas resources, which have been delineated by extensive 3D seismic that Canadian Superior has evaluated and interpreted over its “Intrepid” Block 5(c).

Directly offsetting Canadian Superior’s “Intrepid” Block 5(c) to the west is British Gas’s (BG) Dolphin and Dolphin Deep Developments, both fields on trend with the “Intrepid” Block 5(c) in the “dip” direction (SW-NE). The same holds true in the “strike” direction (NW-SE), with BP’s Manakin and Statoil’s Cocuina fields on trend to the southeast of the “Intrepid” Block 5(c) and EOG Resources, Inc.’s 2006 discovery to the northwest, again directly on trend in the “strike” direction.

Canadian Superior is a Calgary, Alberta, Canada based oil and gas exploration and production company with operations Offshore Trinidad and Tobago, Offshore Nova Scotia, Canada and in Western Canada. See Canadian Superior’s website at www.cansup.com to review Canadian Superior’s operations in Western Canada, Offshore Trinidad and Tobago and Offshore Nova Scotia interests.  Canadian Superior has approximately 20,000 shareholders worldwide, including some of the top institutional shareholders in North America.

Challenger Energy Corp. is a Calgary, Alberta, Canada based oil and gas exploration company which is currently focusing on “high impact” oil and gas plays offshore Trinidad and Tobago and offshore Nova Scotia. See www.chaenergy.ca for information on Challenger.

This news release contains forward-looking information, including estimates, projections, interpretations, prognoses and other information that may or relates to future production, project start-ups and future capital spending. Actual results, estimates, projections, interpretations, prognoses and/or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions.  This news release contains the reference to the term “undiscovered natural gas resources”, which are those quantities of natural gas estimated to be contained in accumulations yet to be discovered. There is no certainty that any portion of the undiscovered resources will be discovered and that, if discovered, it may not be economically viable or technically feasible to produce.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, interpretations, prognoses, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporations’ annual reports on Form 40-F or Form 20-F on file with the U.S. Securities and Exchange Commission.

For Further Information, please Contact:

Canadian Superior Energy Inc.
Suite 2700, 605 – 5th Avenue S.W.
Calgary, Alberta, Canada T2P 3H5
Mike Coolen, CEO, President and COO
Phone:	(403) 294-1411
Fax:	(403) 216-2374
www.cansup.com

Challenger Energy Corp.

Suite 200, 744 - 4th Avenue S.W.

Calgary, Alberta, Canada T2P 3T4

Dan MacDonald, President

Phone: (403) 503-8810

Fax: (403) 503-8811

www.chaenergy.ca